UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-15160

BROOKFIELD CORPORATION

(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐         Form 40-F ☒

Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement of Brookfield Corporation and Brookfield Finance Inc. on Form F-10 (File Nos. 333-292304 and 333-292304-04).

EXHIBIT INDEX

Exhibit	Description
99.1	Final Canadian Term Sheet, dated September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: September 22, 2026	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory and Corporate Secretary